THIRD AMENDMENT

TO THE

EXPENSE LIMITATION AGREEMENT

This amendment is effective as of June 11, 2020 by and between Vontobel Asset Management, Inc. (the “Investment Adviser”) and Advisers Investment Trust (the “Trust”) on behalf of the fund advised by the Investment Adviser.

WHEREAS, the parties entered into an Expense Limitation Agreement effective November 14, 2014 (the “Agreement”) with regard to fee reductions and expense reimbursements for the benefit of the fund advised by the Investment Adviser;

WHEREAS, the Agreement was amended March 31, 2017 to reflect the conversion of the Trust from an Ohio business trust to a Delaware statutory trust;

WHEREAS, the parties desire to amend the Agreement in the manner herein set forth.

NOW THEREFORE, pursuant to Section 5 of the Agreement, the parties hereby amend the Agreement in the following form:

1.	Paragraph three of the agreement is deleted in its entirety and replaced with the following:

Deferred Fees are subject to repayment by a Fund within the three years following the date on which the fees were waived or expenses reimbursed if the Fund is able to make the repayment without exceeding its current Maximum Operating Expense Limit or the Maximum Operating Expense Limit in place at the time of the initial waiver and/or reimbursement. In no event will a Fund be obligated to pay any Deferred Fees with respect to any other Fund of the Trust.

Advisers Investment Trust		Vontobel Asset Management, Inc.

/s/ Barbara J. Nelligan		/s/ Joseph Mastoloni
Name:	Barbara J. Nelligan	Name:	Joseph Mastoloni
Title:	President	Title:	Managing Director/CCO